Exhibit 99.1

ELBIT IMAGING ANNOUNCES UPDATE REGARDING THE DISPOSAL OF SUWAŁKI PLAZA AND TORUN PLAZA SHOPPING AND ENTERTAINMENT CENTERS IN POLAND, BY ITS SUBSIDIARY, PLAZA CENTERS

Tel Aviv, Israel, October 18, 2016, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today, in further to the announcement dated August 1, 2016, that Plaza Centers N.V. ("Plaza") (LSE: PLAZ), an indirect subsidiary of the Company, has signed a new non-binding Letter of Intent (the “LOI”) with a global investment fund (the “Purchaser”) regarding the sale of Suwałki Plaza shopping and entertainment center in Poland. The LOI, which binds the Purchaser to a set of strict timelines in order for the transaction to conclude during the fourth quarter of 2016, values the asset at €42.3 million. Should the transaction complete as planned, following the repayment of the existing bank loan, the expected net proceeds to Plaza are estimated at approximately €15 million.

While a non-binding Letter of Intent had previously been signed with another global investment fund, with respect to both Torun Plaza and Suwałki Plaza, as announced on August 1, 2016, this party failed to meet the agreed terms of the transaction and, therefore, its exclusivity on the sale expired. Plaza is continuing to explore options for a separate sale of Torun Plaza.

While the disposal of Suwałki Plaza is expected to be finalized in the fourth quarter of 2016, at this stage there is no certainty that the transaction will be completed.

The sale of Suwałki Plaza is consistent with Plaza's stated strategy to oversee an orderly disposal of its mature assets in order to reduce Plaza's debt levels.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale. (ii) Hotel - operation and management of the Radisson hotel Complex in Bucharest, Romania. (iii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iv) Plots in India - plots designated for sale initially designated to residential projects.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, a change in market conditions, a decision to deploy the cash for other business opportunities and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2015, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact

Ron Hadassi

Chairman of the Board of Directors

Tel: +972-3-608-6048

Fax: +972-3-608-6050

ron@elbitimaging.com